EXHIBIT TO ITEM 77-H

PACIFIC FUNDS



From October 1, 2004 to March 31, 2005, there was a change in control of the Registrant. On November 24, 2004, Pacific
Life Insurance Company decreased its ownership to 24.94% of the shares outstanding of the PF Pacific Life Money Market Fund and therefore was deemed not to control the Fund.
This decrease in the percentage ownership was a result of fluctuations in net assets of the Fund due to subscriptions and redemptions by other shareholders.